PROSPECTUS


                                2,098,682 Shares

                                Infonautics, Inc.

                              Class A Common Stock
                                 (No Par Value)

                                ----------------

     The shares offered hereby (the "Shares") consist of up to 2,098,682 shares of Class A Common Stock, no par value per share (the "Common Stock"), of Infonautics, Inc., a Pennsylvania corporation (the "Company"). The Shares may be offered from time to time by the selling shareholder as described more fully herein (the "Selling Shareholder"). See "Selling Shareholder."

     The Company will not receive any part of the proceeds from the sale of the Shares. All expenses of registration incurred in connection herewith are being borne by the Company.

     The Selling Shareholder has not advised the Company of any specific plans for the distribution of the Shares covered by this Prospectus, but it is anticipated that the Shares will be sold from time to time in negotiated transactions and in transactions (which may include short sales and block transactions) on The Nasdaq Stock Market at the market price then prevailing, although sales may also be made as described herein under "Plan of Distribution." The Selling Shareholder and the brokers and dealers through whom sale of the Shares may be made may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, as amended, and their commissions or discounts and other compensation may be regarded as underwriters' compensation. See "Plan of Distribution."

            The Shares offered hereby involve a high degree of risk. See "Risk Factors" commencing on page 4 of this Prospectus.

     The Company's Common Stock is quoted on The Nasdaq Stock Market under the symbol "INFO." On August 5, 1998, the last reported sale price of the Common Stock was $2.53 per share.

                           --------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
       EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
           SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
               COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF
                   THIS PROSPECTUS. ANY REPRESENTATION TO THE
                         CONTRARY IS A CRIMINAL OFFENSE.

                           --------------------------

                 The date of this Prospectus is August 19, 1998.

                              AVAILABLE INFORMATION

     This Prospectus constitutes a part of a registration statement on Form S-3 (herein, together with all exhibits thereto, referred to as the "Registration Statement") filed by the Company with the Securities and Exchange Commission (the "Commission") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the securities offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. Reference is hereby made to the Registration Statement and to the exhibits thereto for further information with respect to the Company and the securities offered hereby. Copies of the Registration Statement and the exhibits thereto are on file at the offices of the Commission and may be obtained upon payment of the prescribed fee or may be examined without charge at the public reference facilities of the Commission described below. Statements contained herein concerning the provisions of documents are necessarily summaries of such documents, and each statement is qualified in its entirety by reference to the copy of the applicable document filed with the Commission.

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's regional offices located at Seven World Trade Center, New York, New York 10048 and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can be obtained in person from the Public Reference Section of the Commission at its principal office located at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Such material also may be accessed elecronically by means of the Commission's home page on the Internet (http://www.sec.gov). In addition reports and proxy statements concerning the Company also may be inspected at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents or portions of documents filed by the Company (File No. 0-28284) with the Commission are incorporated herein by reference:

          (a) The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1997.

          (b) The Company's Quarterly Report on Form 10-Q for the quarterly periods ended March 31, 1998 and June 30, 1998.

          (c) Current Report on Form 8-K dated July 23, 1998 (as amended by Form 8-K/A filed on August 10, 1998).

          (d) The description of the Company's Common Stock, no par value, set forth in the Company's Registration Statement on Form 8-A filed with the Commission under the Exchange Act, on April 23, 1996, including any amendment or report filed for the purpose of updating such description.

     All reports and other documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the filing of a post-effective amendment which indicates that all securities offered hereby have been sold or which deregisters all securities remaining unsold, shall be deemed to be incorporated by reference herein and to be a part hereof from the date of the filing of such reports and documents. Any statement contained in a document, all or a portion of which is incorporated by reference herein, shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained or incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     Upon request, the Company will provide without charge to each person to whom this Prospectus is delivered a copy of any or all of such documents which are incorporated herein by reference (other than exhibits to such documents unless such exhibits are specifically incorporated by reference into the documents that this Prospectus incorporates). Written or oral requests for copies should be directed to Federica F. O'Brien, 900 West Valley Road, Suite 1000, Wayne, PA 19087.

                                   THE COMPANY

     Infonautics provides premium online information services for the educational and end-user markets, formerly referred to as the institutional and consumer markets, and provides content management and custom archive services for publishers of quality content and business information. The Company's flagship online reference service, Electric Library, is available to end-users through the Internet and consumer online services, and is marketed to schools, libraries and other educational institutions. The standard Electric Library service allows users to search horizontally across the Company's entire content collection or customize searches to meet specific user requirements. The service provides the user with a list of full-text documents and images, ranked by relevancy, from the Company's content collection that contains full-text documents and images from thousands of diverse publications and data sources.

     The Company's content management and custom archive services have been identified in the past as Electronic Printing Press, EPP and EPP-Direct. These services combine the Company's core technology, operating environment and optional services (business and management functions), to provide large custom digital archives on the Internet and/or intranets. These services will continue to be part of the Company's content management and custom archive services

     The Company was incorporated in Pennsylvania in November 1992 and its principal executive offices are located at 900 West Valley Road, Suite 1000, Wayne, PA 19087. The Company's telephone number at that address is
(610) 971-8840.


                 DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

     This Prospectus contains, or has incorporated by reference, statements that are not historical facts or statements of current condition and are forward-looking statements. Such statements may be identified by, among other things, the use of forward-looking terminology such as "believes," "expects," "forecasts," "estimates," "plans," "continues," "may," "will," "should," "anticipates," or "intends," or the negative thereof or other variations thereon or comparable terminology, or by discussions of strategy or intentions. Such statements address, among other things, statements under "Prospectus Summary" and "Risk Factors" as well as in the Prospectus generally and the documents incorporated by reference herein. Although Infonautics believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed under "Risk Factors" and in this Prospectus generally, as well as in the documents incorporated by reference herein. Given these uncertainties, current or prospective investors are cautioned not to place undue reliance on any such forward-looking statements. The Company disclaims any obligation or intent to update any such factors or forward-looking statements to reflect future events or developments.

                                  RISK FACTORS

     In addition to the other information in this Prospectus, prospective investors should consider the following risk factors in evaluating the Company and its business before purchasing any shares offered hereby. See also "Disclosure Regarding Forward-Looking Statements."

     History of Losses; Anticipation of Future Losses. Since inception, the Company has incurred significant losses and substantial negative cash flow. As of June 30, 1998, the Company had cumulative net losses of approximately $52.1 million, with net losses of approximately $7.5 million, $13.8 million and $17.4 million, respectively, for each of the years ended December 31, 1995, December 31, 1996 and December 31, 1997 and net losses of approximately $9.4 million for the six months ended June 30, 1998. There can be no assurance that the Company will ever achieve profitable operations.

     Limited Operating History; Limited Services to Date. The Company commenced operations in November 1992 and introduced its first online service in early 1995. Online services generated total net revenues of approximately $448,000 in 1995, $1.1 million in 1996 and $5.9 million in 1997, 100%, 81% and 86% of revenues, respectively, in 1995, 1996 and 1997. The content management and custom archive services and the licensing of its core technology generated revenues of $272,000 in 1996 and $937,000 in 1997, or 19% and 13% of revenues, respectively, in 1996 and 1997. To achieve revenue growth, of which there can be no assurance, the Company must, among other things, achieve market penetration of its services, expand distribution of its services, continue to upgrade and add technologies and commercialize existing and new services and products that incorporate such upgraded or additional technologies.

     Developing Market. The Company's services are in markets that have only recently begun to develop, are rapidly evolving and are characterized by an increasing number of market entrants that have introduced or developed services and products addressing information search and retrieval requirements over private and public networks, online services and the Internet. Because the markets for the Company's services are new and evolving and because the Company has limited operating experience, it is difficult to assess or predict with any assurance the growth rate, if any, and the size of these markets. There can be no assurance that the markets for the Company's services will develop. If these markets fail to develop or develop more slowly than expected, the Company will be materially adversely affected.

     Need for Additional Funds. At June 30, 1998, the Company had available cash, cash equivalents and investments of approximately $3.3 million and working capital deficiency of approximately $1.8 million. The Company raised an additional $3 million in July 1998 in a private placement for the issuance of 3,000 shares of Series A Convertible Preferred Stock with a stated value of $1,000 per share to supplement its working capital. An additional $2 million in equity capital may be secured from the same investor under certain conditions and the same terms. Based on current levels of operations and commitments, the Company anticipates that its existing capital resources and its expected cash flow generated in 1998 and 1999 will enable it to maintain its operations for at least twelve months. However, the Company may require additional funds to sustain and expand its product development and sales and marketing activities, particularly if a well-financed competitor emerges or if there is a shift in the type of online or Internet information services that receive customer acceptance. Adequate funds for these and other purposes on terms acceptable to the Company, whether through additional equity financing, debt financing or other sources, may not be available when needed or may result in significant dilution to existing shareholders. The inability to obtain sufficient funds from operations or external sources would have a material adverse effect on the Company.

     Further, as a strategic response to changes in the industry, the Company may from time to time make certain marketing or other decisions that could have a material adverse effect on the Company. In March 1998, the Company entered into a multi-year, multi-million dollar interactive marketing agreement (the "AOL Agreement") with America Online, Inc. ("AOL"). For example, pursuant to the terms of the AOL Agreement, the Company is required to pay AOL $4 million in placement fees. There can be no assurance that the Company's arrangement with AOL or any other arrangement it may enter into will generate adequate revenues to cover the associated expenditures, and any significant shortfall would have a material adverse effect on the Company.

     Potential for Dilution. As of August 5, 1998, 3,000 shares of the Company's Series A Preferred Stock were issued and outstanding. Each share of the Series A Preferred Stock is convertible into such number of shares of

Common Stock as is determined by dividing the stated value ($1,000) of the share of Series A Preferred Stock (as such value is increased by a premium based on the number of days the Series A Preferred Stock is held) by the then current Conversion Price (which is determined by reference to the then current market price). If converted on August 5, 1998, the Series A Preferred Stock would have been convertible into approximately 1,084,961 shares of Common Stock, but this number of shares could prove to be significantly greater in the event of a decrease in the trading price of the Common Stock. Purchasers of Common Stock could therefore experience substantial dilution of their investment upon conversion of the Series A Preferred Stock. The shares of Series A Preferred Stock are not registered and may be sold only if registered under the Securities Act or sold in accordance with an applicable exemption from registration, such as Rule 144. The shares of Common Stock into which the Series A Preferred Stock may be converted are being registered pursuant to this Registration Statement.

     As of August 5, 1998, 2,600,000 shares of Common Stock were reserved for issuance upon exercise of the Company's outstanding options and an additional 2,780,646 shares of Common Stock were reserved for issuance upon conversion of the Series A Preferred Stock and exercise of the Warrants. At August 5, 1998, there were 9,639,327 shares of Common Stock outstanding. Of these outstanding shares, 9,514,327 were freely tradeable without restriction under the Securities Act unless held by affiliates.

     Trading Market For the Company's Shares. The Company's Common Stock is included for quotation on the Nasdaq National Market. The NASD By-laws require the Company to maintain certain quantitative standards for continued listing on the Nasdaq National Market. There can be no assurance that the Company will continue to meet these standards.

     In addition, the NASD By-laws require the Company to seek shareholder approval for issuance of Common Stock, under certain circumstances, if the number of shares of Common Stock to be issued exceeds 20% of the then outstanding number of common shares. Each share of the Series A Preferred Stock is convertible into such number of shares of Common Stock as is determined by dividing the stated value of the shares of Series A Preferred Stock (as such value is increased by a premium based on the number of days the Series A Preferred Stock is held) by the then current conversion price (which is determined by reference to the then current market price). If converted on August 6, 1998, the Series A Preferred Stock would have been convertible into 1,084,961 shares of Common Stock, but this number of shares will increase in the event of a decrease in the trading price of the Common Stock. In the event that the number of shares issued exceeds the 20% threshold established in the NASD By-laws, then the Company would be required to seek shareholder approval within a specified period of time. In the event that such shareholder approval is not promptly obtained, the Company would be required to redeem the remaining shares of Series A Preferred Stock then outstanding at the initial purchase price plus a specified premium. Such redemption could cause a substantial adverse financial impact on the Company at a time when it may not be able to pay the redemption price. Furthermore, if the redemption is not permitted under applicable law, the Company would be required to take other steps, including applying for a listing of the Common Stock on the Nasdaq Small Cap market. Approval of the Company's application to list on the Nasdaq Small Cap market would be subject to the discretion of the staff of the Nasdaq at that time, and to compliance by the Company with applicable listing standards. There can be no assurance that the Company's Common Stock would satisfy such criteria or that, even if such criteria are satisfied, that the staff of Nasdaq would authorize the inclusion of the Company's Common Stock on the Nasdaq Small Cap market.

     If the Company's Common Stock is not included on the Nasdaq Small Cap market under such circumstance, the Company's Common Stock may become traded on the over-the-counter market. Whether traded in such over-the-counter market or available for trading under the Nasdaq Small Cap market, holders of the Company's Common Stock would likely have much less liquidity, and the Company would be much less visible in the public markets, than would be the case if the Company's Common Stock were included in the Nasdaq National Market.

     Competition. Many of the Company's current and potential competitors have longer operating histories, significantly greater financial, technical and marketing resources, greater name recognition and larger existing customer bases than the Company. In addition, these competitors may be able to respond more quickly to new or emerging technologies and changes in customer requirements, devote greater resources to the development, promotion and sale of their products or services than the Company and establish relationships with content providers that have not entered into agreements with the Company. No assurance can be given that a competitor or competitors will not develop services and products which are comparable or superior to the Company's services; nor can any assurance be given that a competitor or competitors will not seek to obtain agreements with the Company's content providers or to market their services to the same customers to whom the Company intends to market its services. Moreover, because the success of the Company's strategy is dependent in part upon the success of the Company's relationships with its strategic partners, including the Company's suppliers, content providers, resellers and distributors, any failure of the products of the Company's strategic partners to achieve or maintain market acceptance or compete successfully in their markets could have a material adverse effect on the Company.

     Dependence on AOL. In March 1998, the Company entered into the AOL Agreement, pursuant to which the Electric Library service is accessible to AOL members through placement and distribution on AOL's "Research and Learn Channel" and "WorkPlace Channel" and on AOL's "WorkPlace Channel Business Research" screen. The Electric Library Personal Edition became available on the Research and Learn Channel in May 1998 and the Electric Library Business Edition became available on the Workplace Channel in June 1998. The Company is required to pay AOL $4 million in placement fees, with $500,000 paid in March 1998, $500,000 paid in April 1998, and $500,000 due each quarter commencing approximately six months after the commercial launch, which occurred in May 1998. In addition, AOL will receive additional fees based on a sliding scale of end-user revenues. The Company cannot anticipate the impact on visits to its Electric Library Web site due to the AOL Agreement, nor can the Company anticipate the effect on subscriptions that may be generated from such visits or the impact of any changes AOL may make to its Web site design (channels, screen) or browser in the future. There can be no assurance that the AOL Agreement will generate adequate revenues to cover the associated expenditures, and any significant shortfall would have a material adverse effect on the Company. Further, there can be no assurance that the AOL Agreement will be renewed, and the Company anticipates that the termination of its relationship with AOL would significantly reduce new individual end-user or business site acquisition rates for the Company's Electric Library service.

     Dependence on Netscape. In April 1996, the Company entered into a one year Distinguished Provider Services Agreement with Netscape Communications Corporation ("Netscape") pursuant to which the Company was designated one of fourteen "Distinguished Providers" of search and navigation services accessible from the "Search" button on the Netscape browser software program that directed users to the "Net Search" page on Netscape's Web site. In 1997, the Company renewed a modified version of the Distinguished Provider Services Agreement with Netscape for an additional one year period until April 30, 1998 which was extended for one month pending renewal of the agreement for the 1998- 1999 period. In 1998, the Company renewed a modified version of the Distinguished Provider Services Agreement with

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Netscape for a one year period beginning June 1, 1998 and ending May 31, 1999.
This renewed Distinguished Provider Agreement may be terminated by either party in certain circumstances, including an uncured material breach by a party and for either party's convenience upon ninety (90) days written notice. For the year ended December 31, 1997, a significant portion of visits by individual consumers to the Company's Electric Library Web site was derived through the Netscape Distinguished Provider program. The Company cannot anticipate the impact on visits to its Electric Library Web site due to any changes Netscape may make to its Web site or browser or the effect on individual consumer subscriptions that may be generated from such visits. There can be no assurance that the Distinguished Provider Services Agreement will be renewed, and the termination of the Company's relationship with Netscape could significantly reduce new individual consumer acquisition rates for the Company's Electric Library service.

     Dependence on Content Providers; Significant Payments Required to be Made to Content Providers. The Company's relationships with its content providers are fundamental to its goal of becoming a leading online reference service. To date, various content providers, including publishers, have entered into supply agreements with the Company to provide information for use in the Company's reference services. Certain of these agreements contain limits on the use of the content, including limits in certain distribution channels or in certain geographic locations and generally may be terminated by either party upon: (i) breach of any material obligation, if such breach remains uncured within a specified number of days after written notice; or (ii) a bankruptcy, insolvency or similar filing, if such filing is not withdrawn within a specified number of days. Certain of the agreements may also be terminated by the content providers under certain circumstances, including the failure of the Company to make certain minimum payments. In addition, the agreements are typically non-exclusive and vary in length of term, ranging from one to five years. Finally, the Company also obtains representations from its publishers and content providers in these agreements as to the ownership of licensed informational content and obtains indemnification to cover any breach of any such representations.

     The Company believes it may be necessary in the future to license additional content from content providers such as major daily newspapers, financial publications and weekly or monthly magazines and currently intends to devote significant resources to licensing content for the business and corporate markets. Further, users of online services and the Internet will in addition to diversity also seek access to content from well known sources that are familiar to users, such as major daily newspapers, financial publications and weekly or monthly magazines. While the Company intends to continue adding new content, including additional graphical material, there can be no assurance the Company will be able to enter into agreements with additional content providers or on terms similar to its existing content contracts. Failure to enter into new agreements or to enter into agreements with similar terms may have a material adverse effect on the Company.

     The Company's future success also depends, in part, on its ability to maintain its existing relationships with its content providers, of which there can be no assurance. The Company is reducing its reliance on content aggregators and concurrently is contracting directly with the publishers represented in the content collections of such aggregators, as well as other publishers. As a result, from time to time, there may be changes in the number of publications available on the services. Nevertheless, the Company may, on a case-by-case basis, enter into relationships with third-party content aggregators to fill specific needs of the Company. In addition, the combination of contracting directly with publishers and the Company's overall effort to increase the content available under its Electric Library service will result in an increase in data preparation costs. The Company believes that the possible reduction of content or the increase in data preparation costs will not have a material adverse effect on the Company. However, there can be no assurance that there will not be a material adverse effect on the Company.

     In addition, while fees payable to the Company's content providers constitute a significant portion of the Company's cost of revenues, there can be no assurance that the content providers will be satisfied with the revenue received through arrangements with the Company or that content providers will enter into prospective agreements with the Company. If the Company is required to increase the fees payable to its content providers, such increased payments may have a material adverse effect on the Company.

     Retention; Pricing Uncertainty. The Company's marketing strategy for Electric Library depends in part upon retaining customers and renewing customers after the subscriber period has ended. Even if customers do not cancel after the first thirty day free subscription period, there can be no assurance that the Company will retain them as paying customers, or that they will renew, and industry experience suggests that each month a significant number of subscribers to the Company's services will terminate their subscriptions. In addition, the Company may reduce the selling price of its online reference services due to, among other things, increased competition in the marketplace or loss of customers. If the Company's retention and renewal rates change significantly or if the Company reduces the selling price of its services, such changes may have a material adverse effect on the Company.

     Risk of System, Service Failure or Inadequacy. From time to time the Company has suffered failures of the computer hardware and software and telecommunications systems (the "Systems") it uses to deliver its services to its customers, and these failures have resulted in interruptions in the delivery of the Company's services to its customers. In addition, the growth of the Company's customer base and/or content base may strain or exceed all or portions of the capacity of its Systems and lead to degradation in performance or Systems failure. Such growth of the Company's customer base and/or content base may also strain or exceed the capacity of certain portions of its Systems dedicated to performing specific functions such as customer enrollment and billing. Any damage, failure or delay that causes interruptions in all or any part of the Company's Systems could have a material adverse effect on the Company. The Company's operations are also dependent on its ability to maintain its Systems in effective working order and to protect its Systems against damage from fire, natural disaster, power loss, telecommunications failure or similar events. All of the Company's Systems (except for external telecommunications systems) are located at its headquarters facilities in Wayne, Pennsylvania. While the Company maintains property insurance, such insurance may not be adequate to compensate the Company for all losses that may occur or to provide for costs associated with business interruption.

     There can be no assurance that, despite testing and quality assurance efforts by the Company and by current and potential customers, errors will not be found in the Company's services or in upgrades to its services resulting in loss of or delay in market acceptance and sales, diversion of development resources, injury to the Company's reputation or increased service and support costs, any of which could have a material adverse effect on the Company.

     Potential Fluctuations in Quarterly Results. The Company expects to experience significant fluctuations in future quarterly operating results that may be caused by many factors, including demand for the Company's services, introduction or enhancement of services and products by the Company and its competitors, market acceptance of new services, the mix of distribution channels through which services are sold, the mix of services sold, seasonality of the online services and institutional markets and general economic conditions. As a result, the Company believes that quarter-to-quarter comparisons of its results of operations are not and will not necessarily be meaningful and should not be relied upon as an indication of future performance.

     Dependence on Proprietary Technology. The Company's success remains heavily dependent upon a combination of proprietary software technology and software developed by Infonautics and licensed from third parties. Although the Company has lessened its dependence on certain third party technology and software and has, in some cases, reasonable alternatives available to it for certain third party technology and software, there can be no assurance that the Company will be able to license similar technology at a comparable cost and, therefore, any changes in third party licenses may have a material adverse effect on the Company.

     The Company relies on a combination of the intellectual property laws of patents, trademarks, copyrights and trade secrets as well as confidentiality and non-disclosure agreements and other contractual agreements and provisions to establish and protect its proprietary rights in its services. Despite the Company's efforts to establish and protect its proprietary rights there can be no assurance that such steps taken by the Company will be adequate or effective. There also can be no assurance that unauthorized parties will not attempt to copy aspects of the Company's services or to obtain and use information that the Company regards as proprietary. Further, there can be no assurance that the Company's competitors will not independently develop substantially equivalent or superior technology or duplicate the Company's services or design around patents issued or licensed to the Company or circumvent any other intellectual property rights of the Company. Although the Company believes that its services and the proprietary rights developed by or licensed to it do not infringe the patents and proprietary rights of other parties, there can be no assurance that infringement claims, regardless of merit, will not be asserted against the Company or its licensors in the future. There can be no assurance that any patent applications now pending or filed in the future will result in patents being issued or, if patents are issued, that the claims allowed will be sufficiently broad to protect what the Company believes to be its proprietary rights. In addition, there can be no assurance that pending applications or any patents licensed to the Company or issued or licensed to the Company in the future will afford any competitive advantages to the Company or will not be challenged by third parties. There can be no assurance that the services the Company markets or will seek to market do not or will not infringe patents or other intellectual property rights owned by others, or that licenses for certain technologies or services will be available to the Company on reasonable terms. Litigation may be necessary to enforce or defend the Company's proprietary technology, contractual agreements and intellectual property. Any such litigation may be time-consuming and costly.

     In addition, the laws of some foreign countries do not protect proprietary rights to as great an extent as do the laws of the United States, and the global nature of online services and the Internet makes it impossible to control the ultimate destination of the Company's services. Policing the unauthorized use of the Company's technology and proprietary rights is often difficult and expensive both in the United States and abroad.

     Rapid Technological Change. The information services, software and communications industries are characterized by rapid technological change, changes in customer requirements, frequent new product and service introductions and enhancements and emerging industry standards. The introduction of products and services embodying new technologies and the emergence of new industry standards and practices can render existing products and services obsolete and unmarketable or require significant unanticipated investments in research and development. The Company's future success will depend, in part, upon its ability to keep abreast of, and to obtain rights to, the latest technologies in order to enhance Electric Library, license its technology, introduce new services and products and keep pace with technological developments, changing customer requirements and frequent new product introductions.

     Dependence on Personnel; Management of Growth. The Company's performance is substantially dependent on the performance of its executive officers and key employees, some of whom do not have employment agreements with the Company. The loss of any such personnel could have an adverse effect on the operations of the Company. The Company is dependent upon its ability to attract, retain and motivate skilled technical, managerial and sales personnel. Competition for qualified personnel is intense and there can be no assurance that the Company will be able to attract, assimilate or retain additional highly qualified employees. Furthermore, the expenses associated with hiring and retaining employees may be incurred prior to the generation of any associated revenues.

     The Company's future growth will require it to manage its operations effectively while responding to constant changes in both technology and the markets in which the Company intends to compete. If the Company's management is unable to manage growth effectively, the Company may be materially adversely effected.

     Dependence on Limited Sources of Supply. Components of the basic search software used by the Company are licensed on a non-exclusive basis from Excalibur Technologies Corporation ("Excalibur") (parent of and successor to Conquest Software Corp.). No assurance can be given that Excalibur will continue to support or maintain the software adequately or that the arrangement will not be terminated. The Company's agreement with Excalibur was amended in January 1998 and provides for a term of 12 years, ending January 31, 2010. The agreement may be terminated earlier, after a notice period, by either party upon breach of any material obligation. However, the Company believes that if Excalibur were unable to adequately support or maintain the software, additional or replacement suppliers could provide the Company with comparable software within a reasonable time frame. Nevertheless, there can be no assurance that the Company could find alternative suppliers or that any such suppliers could provide comparable software on a timely basis or on similar terms.

     Dependence on the Internet. Although the Company provides access to its services across multiple delivery channels, including commercial online services, the success of the Company's services depends on, among other things, the continued expansion of the Internet and its network infrastructure. The Internet may not prove to be a viable commercial marketplace because of, among other things, inadequate development of the necessary infrastructure such as a reliable network backbone, delayed development of complementary products and technologies such as high speed modems and security procedures for financial transactions or delays in the development or adoption of new standards and protocols such as the next-generation Internet Protocol, all of which would inhibit the Internet's ability to handle increased levels of activity. There can be no assurance that the infrastructure, complementary products or protocols necessary to make the Internet a viable commercial marketplace will be developed. If they are not developed or if the Internet does not become a viable commercial marketplace for any other reason, the Company may be materially adversely affected. Moreover, critical issues concerning the commercial use of, distribution on and government regulation of online services and the Internet (including security, cost, ease of use and access, property ownership and other legal liability issues) remain unresolved and may impact both the growth of online services and the Internet and the Company's financial results.

     Government Regulation and Legal Uncertainties. The Company is not currently subject to direct regulation by any government agency in the United States, other than the laws and regulations applicable to businesses generally, and there are currently few laws or regulations directly applicable to access to or commerce on the Internet. The Company believes it is currently in compliance with such laws and regulations and that they do not have a material impact on its operations. Due to the increasing popularity and use of commercial online services and the Internet, it is possible that a number of such laws and regulations may be adopted with respect to commercial online services and the Internet, which may cover issues such as user privacy, pricing, taxation and the characteristics and quality of products and services. For example, the Company may be subject to the provisions of the Communications Decency Act of 1996 (the "CDA"). Although portions of the CDA were struck down as unconstitutional by the United States Supreme Court in a ruling dated June 26, 1997, other portions of the CDA remain in effect, and the manner in which the CDA will be interpreted and enforced and its effect on the Company's operations cannot be determined; however, it is possible that the CDA could expose the Company to substantial liability. The CDA or other laws and regulations could decrease the growth of commercial online services and the Internet, which could in turn decrease the demand for the Company's services and increase the Company's cost of doing business or otherwise have a material adverse effect on the Company. A number of other countries also have enacted or may enact laws and regulations that regulate online services and Internet content and activity. The adoption of such laws or regulations may decrease the growth of online services and the Internet, which could in turn decrease the demand for the Company's products and services. Such laws and regulations also could increase the Company's cost of doing business and may have a material adverse effect on the Company.

     In addition, due to the global nature of the Web, it is possible that, although transmissions of the Company's services primarily originate in the Commonwealth of Pennsylvania, the governments of other states and foreign countries might attempt to regulate the Company's transmissions or prosecute the Company for violations of their laws. There can be no assurance that violations of local laws will not be alleged or charged by state or foreign governments, that the Company might not unintentionally violate such law or that such laws will not be modified, or new laws enacted, in the future. Any of the foregoing developments could have a material adverse effect on the Company.

     Moreover, the applicability to commercial online services and the Internet of existing United States and foreign laws and regulations governing issues such as intellectual property ownership, defamation, personal privacy, obscenity and export restrictions is uncertain and could expose the Company to substantial liability for which the Company might not be indemnified by content providers, its other licensors or its insurance. For example, there is a potential that claims will be made against the Company for copyright or trademark infringement, defamation or negligence, or based on other theories regarding the nature and content of materials made available in connection with the Company's services, including claims based on the Company's providing access to obscene or indecent information. Although the Company carries general liability insurance, the Company's insurance may not cover potential claims of this type or may not be adequate to indemnify the Company for all liability that may be imposed. In addition, the Company obtains representations from its publishers and content providers as to the ownership of licensed informational content and obtains indemnification to cover any breach of any such representations. Still, there can be no assurance that such representations will be accurate or that such indemnification will provide adequate compensation for any breach of such representations. Finally, any imposition of liability that is not covered by indemnification or insurance, or is in excess of insurance coverage or any indemnification limits, could have a material adverse effect on the Company.


                                 USE OF PROCEEDS

     The Company will not receive any proceeds from the sale of the Shares by the Selling Shareholder. The offering is made to fulfill the Company's contractual obligations to the Selling Shareholder to register certain Shares held by the Selling Shareholder. However, certain of the Shares offered hereby are issuable in the future upon the exercise of outstanding or issuable Warrants, and the Company will receive the exercise prices payable upon any exercise of Warrants. There can be no assurance that all or any part of the Warrants will be exercised.

                               SELLING SHAREHOLDER

     The following table sets forth certain information regarding the beneficial ownership of the Shares as of August 5,1998 by the Selling Shareholder. Unless otherwise indicated below, to the knowledge of the Company, the Selling Shareholder listed below has sole voting and investment power with respect to the Shares. To the knowledge of the Company, the Selling Shareholder has not had a material relationship with the Company during the last three years, other than as a result of the ownership of the Common Stock or other securities of the Company.

     The information included below is based upon information provided by the Selling Shareholder. Because the Selling Shareholder may offer all, some or none of its Shares, no definitive estimate as to the number of Shares thereof that will be held by the Selling Shareholder after such offering can be provided and the following table has been prepared on the assumption that all offered under this Prospectus will be sold.


                                                                                                       Beneficial Ownership
                                                                                                          of Common Stock
                                                                                                         After Offering(1)
                                                                        Number of Shares to            --------------------
Name                              Shares of Common Stock Owned           be Sold Under this        Number              Percent of
                                     Prior to the Offering                 Prospectus             of Shares              Class
                                  ----------------------------          --------------------      ---------            ----------
RGC International                       2,098,682(1)                        2,098,682              0 (2)(3)                  0
Investors

---------------

(1) The number of shares set forth in the table represents an estimate of the number of shares of Common Stock to be offered by the Selling Stockholder. The actual number of shares of Common Stock issuable upon conversion of Series A Preferred Stock and exercise of the Warrants is indeterminate, is subject to adjustment and could be materially less or more than such estimated number depending on factors which cannot be predicted by the Company at this time, including, among other factors, the future market price of the Common Stock. The actual number of shares of Common Stock offered hereby, and included in the Registration Statement of which this Prospectus is a part, includes such additional number of shares of Common Stock as may be issued or issuable upon conversion of the Series A Preferred Stock and exercise of the Warrants by reason of the floating rate conversion price mechanism or other adjustment mechanisms described therein, or by reason of any stock split, stock dividend or similar transaction involving the Common Stock, in order to prevent dilution, in accordance with Rule 416 under the Securities Act. Pursuant to the terms of the Series A Preferred Stock, if the Series A Preferred Stock had been actually converted on August 6, 1998, the conversion price would have been $2.77 (100% of the average of the daily low trading price of the Common Stock for the five trading days immediately preceding such date) at which price the Series A Preferred Stock would have been converted into 1,084,961 shares of Common Stock. The Warrants are exercisable into 200,000 shares of Common Stock at varying exercise prices. Pursuant to the terms of the Series A Preferred Stock and the Warrants, the shares of Series A Preferred Stock are convertible and the Warrants are exercisable by any holder only to the extent that the number of shares of Common Stock thereby issuable, together with the number of shares of Common Stock owned by such holder and its affiliates (but not including shares of Common Stock underlying unconverted shares of Series

     A Preferred Stock or unexercised portions of the Warrants) would not exceed 4.9% of the then outstanding Common Stock as determined in accordance with
     Section 13 (d) of the Exchange Act. Accordingly, the number of shares of Common Stock set forth in the table for this Selling Stockholder exceeds the number of shares of Common Stock that this Selling Shareholder could own beneficially at any given time through their ownership of the Series A Preferred Stock and Warrants. In that regard, beneficial ownership of this Selling Stockholder set forth in the table is not determined in accordance with Rule 13d-3 under the Exchange Act.

(2) Based on the aggregate of the shares outstanding as of August 5, 1998 (9,639,327 shares).

(3)  Assumes the sale of all of the Shares offered hereby.

                              PLAN OF DISTRIBUTION

     The Shares being offered by the Selling Shareholder or its respective pledgees, donees, transferees or other successors in interest, will be sold in one or more transactions (which may involve block transactions) on the Nasdaq National Market or on such other market on which the Common Stock may from time to time be trading, in privately negotiated transactions, through the writing of options on the Shares, short sales or any combination thereof. The sale price to the public may be the market price prevailing at the time of sale, a price related to such prevailing market price or such other price as the Selling Shareholder determines from time to time. The Shares may also be sold pursuant to Rule 144. The Selling Shareholder shall have the sole and absolute discretion not to accept any purchase offer or make any sale of Shares if they deem the purchase price to be unsatisfactory at any particular time.

     The Selling Shareholder or its respective pledgees, donees, transferee or other successors in interest, may also sell the Shares directly to market makers acting as principals and/or broker-dealers acting as agents for themselves or their customers. Brokers acting as agents for the Selling Shareholder will receive usual and customary commissions for brokerage transactions, and market makers and block purchasers purchasing the Shares will do so for their own account and at their own risk. It is possible that the Selling Shareholder will attempt to sell shares of Common Stock in block transactions to market makers or other purchasers at a price per share which may be below the then market price. There can be no assurance with all or any of the Shares offered hereby will be issued to, or sold by , the Selling Shareholder. The Selling Shareholder and any brokers, dealers or agents, upon effecting the sale of any of the Shares offered hereby, may be deemed "underwriters" as that term is defined under the Securities Act or the Exchange Act, or the rules and regulations thereunder.

     The Selling Shareholder, alternatively, may sell all or any part of the Shares offered hereby through an underwriter. The Selling Shareholder has not entered into any agreement with a prospective underwriter and there is no assurance that any such agreement will be entered into. If the Selling Shareholder enters into such an agreement or agreements, the relevant details will be set forth in a supplement or revisions to this Prospectus.

     Upon the Company being notified by the Selling Shareholder that any material arrangement has been entered into with a broker or dealer for the sale of Shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplemented Prospectus will be filed, if required, pursuant to Rule 424(c) under the Securities Act, disclosing (a) the name of each such broker-dealer, (b) the number of Shares involved, (c) the price at which such Shares were sold, (d) the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable, (e) that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this Prospectus, as supplemented, and (f) other facts material to the transaction.

     The Selling Shareholder and any other persons participating in the sale or distribution of the Shares will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, which provisions may limit the timing of purchases and sales of any of the Shares by the Selling Shareholder or any other such person. The foregoing may affect the marketability of the Shares.

     The Company has agreed to indemnify the Selling Shareholder, or its transferees or assignees, against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the Selling Shareholder or its respective pledgees, donees, transferees or other successors in interest, may be required to make in respect thereof.

     The Company is bearing all costs relating to the registration of the Shares (other than fees and expenses, if any, of counsel or other advisers to the Selling Shareholder). Any commissions, discounts or other fees payable to broker-dealers in connection with any sale of the Shares will be borne by the Selling Shareholder.

                                  LEGAL OPINION

     The validity of the Shares offered hereby will be passed upon for the Company by Morgan, Lewis & Bockius LLP, Philadelphia, Pennsylvania.

                                     EXPERTS

    The consolidated balance sheets as of December 31, 1996 and 1997 and the consolidated statements of operations, shareholders' equity (deficit), and cash flows for each of the three years in the period ended December 31, 1997, and the related financial statement schedule, all incorporated by reference herein and in the registration statement, have been incorporated herein in reliance on the report of PricewaterhouseCoopers LLP (formerly Coopers & Lybrand L.L.P.), independent accountants, given on the authority of that firm as experts in accounting and auditing.

------------------------------------      -------------------------------------
------------------------------------      -------------------------------------

        No dealer, salesperson or other person has been authorized to give any information or to make any representations other than those contained in this Prospectus and, if given or made, such information or representations must not be relied upon as having been authorized by the Company or the Selling Shareholder or by any other person.
This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy a security other than the shares of Common Stock offered hereby, nor does it constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby to any person in any jurisdiction in which such offer or solicitation would be unlawful.
Neither the delivery of this Prospectus nor any offer or sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company or that information contained herein is correct as of any time subsequent to the date hereof.



                    ---------------


                   TABLE OF CONTENTS

                                                    Page

Available Information                                 2
Incorporation of Certain Documents
   by Reference                                       2
The Company                                           3
Disclosure Regarding Forward-Looking
   Statements                                         3
Risk Factors                                          4
Use of Proceeds                                      10
Selling Shareholder                                  10
Plan of Distribution                                 12
Legal Opinion                                        13
Experts                                              13



2,098,682 Shares

Infonautics, Inc.

Class A
Common Stock
(No Par Value)

---------------

PROSPECTUS

---------------


August 19, 1998


------------------------------------      -------------------------------------
------------------------------------      -------------------------------------